Form ATS-N
GSCO CRD # 361

Part III, Item 11(c)—Trading Services, Facilities and Rules

Request: *Explain the established; non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Response: Typically, a resting Day order in Sigma X2 will execute against an incoming IOC order and Sigma X2 will classify the resting Day order as liquidity-providing and the IOC order as liquidity-taking. Please refer to the Matching Scenarios grid below for examples.

Sigma X2 Matching Scenarios Examples (applies to Firm orders with marketable limit prices)

			Sell					
			Incoming ("Liquidity-Taking")					
			Primary Peg **IOC**	Mid Peg **IOC**	Market Peg **IOC**	Primary Peg **Day**	Mid Peg **Day**	Market Peg **Day**
Buy	**Resting ("Liquidity-Providing")**	Primary Peg **Day**	No match	No match	Bid	No match	No match	Bid
		Mid Peg **Day**	No match	Mid	Mid	No match	Mid	Mid
		Market Peg **Day**	Offer	Mid	Mid	Offer	Mid	Mid
		Primary Peg **IOC**	Sigma X2 does not classify IOC orders as "liquidity-providing"					
		Mid Peg **IOC**						
		Market Peg **IOC**						

Additionally, set forth below is a chart that illustrates price improvement in Sigma X2.

Assume that the National Best Bid = $20.00; the National Best Offer = $20.10; National Best Mid = $20.05

Buy Order	Sell Order	Execution Price
$21.000	$20.000	$20.050
$21.000	$20.030	$20.050
$20.070	$20.000	$20.050
$20.070	$20.060	$20.060
$20.040	$20.000	$20.040
$20.040	$20.030	$20.040